(logo) J.P.Morgan

J.P. Morgan Chase Commercial Mortgage Securities Corp.

383 Madison Avenue

New York, New York 10179

J.P. Morgan Chase Commercial Mortgage Securities Corp. (the “Registrant”) hereby certifies that it is not affiliated with the obligor under the Miami International Mall Mortgage Loan.

J.P. Morgan Chase Commercial Mortgage Securities Corp.

(Depositor)

/s/ Harris Rendelstein

Harris Rendelstein

Executive Director

Date: March 31, 2025